Amendment No. I
to the
Automatic Self Administered YRT Reinsurance Agreement
effective April 14, 2008
(hereinafter referred to as "Agreement")

between

American National Insurance Company
(hereinafter referred to as "Ceding Company")
NAIC Code 60739, FEIN 74-0484030

and

Swiss Re Life & Health America Inc.
(hereinafter referred to as "Reinsurer")
Hartford, CT
NAIC Code 82627, FEIN 06-0839705

Treaty ID: Executive UL

It is hereby declared and agreed that effective January 1, 2009, Exhibit B Plans Covered and Binding Limits and Exhibit E Reinsurance Premiums shall be replaced by the attached Exhibit B Plans Covered and Binding Limits and Exhibit E Reinsurance Premiums in order to add a Variable Universal Life product using the existing reinsurance terms.

All other terms and conditions of this Agreement shall remain unaltered.

EXECUTION

Made in duplicate and executed by all parties. The Ceding Company and the Reinsurer have caused this Amendment to be executed on the dates shown below.

For American National Insurance Company

EXHIBIT B
Plans Covered and Binding Limits

The business automatically reinsured under this Agreement is defined as follows.

B.1         PLANS, RIDERS AND BENEFITS

Policies issued on plans with effective dates within the applicable period shown below may qualify for automatic reinsurance under the terms of this Agreement.

Plan Identification	Policy Form	Commencement Date	Rate Basis (Exh. E.1)
Executive UL bands 3 and 4
(Policy Face Amounts $500,000+)

Executive UL band 2 - facultative only
(Policy Face Amounts $250,000-$499,000)

Executive UL band 1 – to avoid overretention
(Policy Face Amounts $100,000-$249,000)

VUL2008 bands 3 and 4
(Policy Face Amounts $500,000+)

VUL2008 band 2 – facultative only
(Policy Face Amounts $250,000-$499,000)

VUL2008 band 1 – to avoid overretention
(Policy Face Amounts $100,000-$249,000)
	EXEC-UL, EXEC-ULU EXEC-UL, EXEC-ULU EXEC-UL, EXEC-ULU WQVUL08 GWQVULP08 GWQVULC08 WQVUL08 GWQVULP08 GWQVULC08 WQVUL08 GWQVULP08 GWQVULC08	April 14, 2008 April 14, 2008 April 14, 2008 January 1, 2009 January 1, 2009 January 1, 2009	1 1 1 2 2 2

B.2         BASIS

The Reinsurer's share will be 33.333334% of the total ceded amount on each policy on a first dollar quota share basis. This amount will not exceed the Reinsurer's share of the maximum Automatic Binding Limits specified in Exhibit B.3.

B.3         AUTOMATIC BINDING LIMITS

(a) Life

Issue Ages	(Pool) Maximum Standard – Table 16
All	$20,000,000

The (pool) maximum autobind amounts above exclude the Ceding Company's retention

(b) Waiver of Premium Disability Benefits: Not Reinsured

B.4         JUMBO LIMITS

The Ceding Company will not cede any risk automatically if, according to information available to the Ceding Company, the total amount in force and applied for on the life with all insurance companies, including any amount to be replaced, exceeds the applicable amounts shown below.

(a)            Life: S50,000,000

(b)            Waiver of Premium Disability Benefits: Not Reinsured.

B.5         CONDITIONAL RECEIPT OR TEMPORARY INSURANCE AGREEMENT

The amount of coverage provided by the Reinsurer under a Conditional Receipt (or Interim Receipt) will not exceed the lesser of:

1.	The Reinsurer's share of $500,000; or

2.	The Automatic Acceptance Limits; or

3.
The Reinsurer's share of the difference between the amount of insurance provided by the Conditional Receipt (or Interim Receipt) and the Ceding Company's maximum retention assuming the life had been underwritten as standard. The Ceding Company's retention will include any amounts retained under any inforce policies on the life.

B.6         CESSION LIMITS

(a) Minimum Initial Cession: Total amount ceded to all reinsurers on an automatic basis must equal or exceed $75,000.
(b) Trivial Amount: Total amount ceded to all reinsurers must exceed $25.000.
(c) Minimum Initial Facultative Cession: $250,000 (face amount) to age 70); $100,001 (face amount) over age 70

EXHIBIT E
Reinsurance Premiums

E.1         LIFE

Plans covered under this Agreement will be reinsured on a YRT basis. Reinsurance premiums will be based on the 2001 VBT Smoker/Non-Smoker Distinct Select & Ultimate (MaIe & Female) ALB rate scale shown in Exhibit 1, times the following multiples in all years:

Basis 1: Executive UL

Plans	Issue age	Band 3				Band 4
		0-39	40-69	70-79	80-85	30-39	40-69	70-79	80-86
Life Coverage	Preferred Plus Nonsmoker	55%	47%	58%	66%	53%	45%	56%	62%
	Preferred Nonsmoker	62%	53%	63%	70%	60%	51%	60%	67%
	Standard Plus Nonsmoker	67%	59%	70%	80%	64%	57%	67%	77%
	Standard Nonsmoker	82%	71%	76%	85%	79%	68%	73%	82%
	Preferred Smoker	68%	70%	83%	92%	65%	67%	80%	88%
	Standard Smoker	92%	92%	93%	105%	88%	88%	89%	101%

Basis 2: Executive UL

Plans	Issue age	Band 3*				Band 4
		0-39	40-69	70-79	80-85	30-39	40-69	70-79	80-86
Life Coverage	Preferred Nonsmoker	61%	52%	62%	69%	59%	50%	59%	66%
	Standard Nonsmoker	81%	70%	75%	84%	78%	67%	72%	81%
	Standard Smoker	91%	91%	92%	104%	87%	87%	88%	100%

Bands 1 &2: $ 1 W000 - $499,999
Band 3: $500,000 - $999,999
Band 4: $1,000.000 +
*Band 3 rates will also apply to any Band I or 2 policies reinsured as a result of the Ceding Company having previously reached maximum retention on a life.

E.2         AGE BASIS

Age Last Birthday

E.3         POLICY FEES

The Reinsurer will not participate in any policy fees.

E.4         RECAPTURE PERIOD

Number of years: 20

E.5         STANDARD RATINGS

Premiums will be based on the standard rate increased by an extra 25% per table of assessed rating.
Discounts are the same as those for standard life coverage.

E.6         EXTRAS

The total premium remitted to the Reinsurer will include the flat extra premium minus the discounts shown below.

Type of Flat Extra Premium                                                                           First Year                     Renewal
Temporary (1 -5 years)                                                 10%                           10%
Permanent (6 years & greater)                                                                           75% 10%

E.7 RIDERS AND BENEFITS

On the VUL 2008 Plan: - Term Rider. Other Insured Rider. The reinsurance premium for these riders will be the same as the basic premiums the Ceding Company pays the Reinsurer, as developed in Section E.1, Basis 2 above.

E.8         Interest Calculation on Late Payments:

Any amounts remaining unpaid for more than 30 days from the due date as specified in Exhibit G or otherwise required will accrue interest from the due date at a rate equal to the Three Month London Interbank Offering Rate (LIBOR) as published in the Wall Street Journal (or if not available, a comparable publication) on the due date or, if the due date is not a business day, on the next business day after the due date, plus 50 basis points per annum to be compounded and adjusted every three months after such due date.

E.9         CONDITIONS REQUIRING CLAIMS CONSULTATION:

Before conceding liability or making settlement to the claimant, the Ceding Company will seek the Reinsurer's recommendation if:

a)            The claim occurs during the contestable period and the Ceding Company is not contesting the claim, but the Reinsurer's share exceeds $0, or
b)            The claim occurs outside of the United States or Canada, and the Reinsurer's share exceeds $0, or
c)            The claim is one for which there is no body, i.e. the insured is missing and presumed dead, and the
Reinsurer's share exceeds $0.

If the Reinsurer discovers that the Ceding Company's claims paying practices and procedures differ materially from those performed at the inception of the Agreement or from the Business Guidelines, then, in addition to any other remedies, the Reinsurer may, with 30 days' written notice, adjust the threshold amounts specified above.